Talisman Receives Final Court Approval for Acquisition by Repsol

CALGARY, Alberta – February 20, 2015 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) announced today that the Court of Queen's Bench of Alberta granted a final order approving the proposed arrangement under which Repsol S.A., through a wholly-owned subsidiary, is to acquire all of the outstanding shares of Talisman. The arrangement was approved by Talisman shareholders at a special meeting of shareholders held on February 18, 2015.

Talisman also confirms that the holders of its Preferred Shares will participate in the arrangement.

The completion of the arrangement remains subject to the receipt of required regulatory approvals and the satisfaction or waiver of other customary closing conditions. All regulatory approvals are on track and it is anticipated that the completion of the transaction will occur in the second quarter of 2015.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                       Shareholder and Investor Inquiries:
Brent Anderson                                                                                                              Lyle McLeod
Manager, Corporate Communications                                                                Vice-President, Investor Relations
Phone:    403-237-1912                                                                                    Phone:  403-767-5732
Email: tlm@talisman-energy.com                                                                                  Email: tlm@talisman-energy.com

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